TRANSGLOBE ENERGY CORPORATION REPORTS VOTING RESULTS

TSX: "TGL" & NASDAQ: "TGA"

Calgary, Alberta, May 13, 2016 - TransGlobe Energy Corporation ("TransGlobe") announced the voting results from its annual general and special meeting of shareholders held on May 12, 2016. The results of each matter voted upon at the meeting are as follows:

Description of Matter	Outcome of Vote	Votes For	Votes Against or Withheld
• Fixing the number of directors of TransGlobe to be elected at the meeting at eight (8).	Approved	94.46%	5.54%
2. Election of directors:	Approved
Robert G. Jennings		98.70%	1.30%
Ross G. Clarkson		97.41%	2.59%
Geoffrey C. Chase		97.70%	2.30%
David B. Cook		71.75%	28.25%
Fred J. Dyment		94.86%	5.14%
Lloyd W. Herrick		96.30%	3.70%
Bob (G.R.) MacDougall		98.71%	1.29%
Susan M. MacKenzie		98.69%	1.31%
3. Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of TransGlobe.	Approved	Show of hands	Show of hands

4. Acceptance of the Company's approach to executive compensation.	Approved	93.81%	6.19%
5. Approval of a new stock option plan for the Company and all unallocated options issuable under such stock option plan.	Approved	82.30%	17.70%

About TransGlobe Energy Corporation

TransGlobe is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt. TransGlobe's common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

For further information, please contact: Investor Relations Steve Langmaid Telephone: (403) 444-4787 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com